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                                                                    Exhibit 23.2



The Directors
Chartex Resources Limited
1 Sovereign Road
Coronation Road
London
NW10 7QP

4 June 1996

Dear Sirs:

We consent to the use of our reports incorporated in The Female Health Company's Form S-1 registration statement in respect of the registration of 1,790,580 shares and to the reference to our firm under the heading "Experts" in that prospectus.

Our reports dated 18 April 1996 contain an explanatory paragraph that states that Chartex Resources Limited and its subsidiary has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Yours faithfully

/s/ KPMG
KPMG